Exhibit 99.(a)(1)(D)

FORM OF CONFIRMATION OF RECEIPT OF ELECTION FORM

RE: CONFIRMATION OF RECEIPT OF ELECTION FORM

Dear                                 :

This letter confirms our receipt of your Election Form, which sets forth your election to exchange one or more of your Eligible Option Grants in Orthovita, Inc.’s (“Orthovita”) Offer. This letter does not serve as a formal acceptance by Orthovita of the Eligible Option Grants designated on your Election Form for exchange. The procedure for acceptance of Eligible Option Grants for exchange is described in the Offer previously made available to you. Defined terms not explicitly defined herein shall have the same definitions as in the Offer to Issue Common Stock in Exchange for Outstanding Options to Purchase Common Stock dated November 19, 2007.

Your election to exchange your Eligible Option Grants may be withdrawn or changed at any time prior to 5:00 p.m. Eastern Time on December 20, 2007, the Expiration Date of the Offer. Withdrawals must be submitted to Investor Relations according to the instructions set forth in the Notice of Withdrawal. Changes to your election must be submitted to Investor Relations by completing a new Election Form in accordance with its instructions.

You may email questions about the Offer to Exchange to investorrelations@orthovita.com or call (610) 640-1775.

Sincerely,
/s/ Antony Koblish
President and Chief Executive Officer